UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number Expires Estimated average burden hours per response	3235-0058 October 31, 2018 2.50
FORM 12b-25
SEC FILE NUMBER 001-35637

NOTIFICATION OF LATE FILING	CUSIP NUMBER 0462220109

(Check One):       ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR
                               ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Asta Funding, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

210 Sylvan Avenue
Address of Principal Executive Office (Street and Number)

Englewood Cliffs, New Jersey 07632
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Asta Funding, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Quarterly Report”) by the prescribed filing date due to the fact that (i) the Company is currently undergoing the process of restating certain of its previously issued financial statements to report its investment in Pegasus Funding, LLC (“Pegasus”) under the equity method, as disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2018 and (ii) as a result of such restatement, the Company has yet to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2017 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 (collectively, the “Prior Reports”), each of which has delayed completion of the financial statements for the second quarter of fiscal year 2018. The Company anticipates that it will file the Quarterly Report upon completion of the restatements referred to above and the filing of the Prior Reports.

The Company’s expectations regarding the timing of the filing of the Quarterly Report and the Company’s belief with respect to anticipated changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file the Quarterly Report in the time frame that is anticipated. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Bruce R. Foster	(201)	567-5648
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended September 30, 2017 Quarterly Report on Form 10-Q for the quarter ended December 31, 2017
(Report)

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See disclosure under Part III above.

For the three and six months ended March 31, 2018, the Company will be presenting the results of operations of its structured settlement business as discontinued operations in accordance with ASC 205-20, Results of Operations - Discontinued Operations. This change in presentation is anticipated to result in a reduction to the Company’s revenues and expenses for the three and six months ended March 31, 2018, as compared to the three and six months ended March 31, 2017 reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 26, 2017 (the “Prior 10-Q”). However, the presentation of the Company’s structured settlement business as discontinued operations is not expected to have a material impact on total net income attributable to the Company.

As disclosed above, the Company is in the process of restating certain of its previously issued financial statements to report its investment in Pegasus under the equity method in accordance with accounting principles generally accepted in the United States. This restatement will not result in a significant change in results of operations as compared to the three and six months ended March 31, 2017, as reported in the Prior 10-Q, because the Company will consolidate the financial results of Pegasus for the quarter ended March 31, 2018, as previously disclosed by the Company in its Current Report on Form 8-K filed with the SEC on January 18, 2018. However, the Company anticipates that the reporting of Pegasus as an equity method investee for the three and six months ended March 31, 2017 will result in a reduction of revenues and expenses when compared to the same periods in 2018, as reported in the Quarterly Report once filed. The reporting of Pegasus under the equity method is not expected to have a material impact on total net income attributable to the Company.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law. The Tax Act contains several key tax provisions that are expected to affect the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as remeasuring its U.S. deferred tax assets and liabilities as well as reassessing the net realizability of its deferred tax assets and liabilities. The Company has not quantified the effect of the Tax Act on its consolidated financial statements, but the effect of this reduction in corporate tax rates and other provisions is expected to have a significant impact on the Company's quarterly results for the three and six months ended March 31, 2018, including lower net deferred tax assets and increased income tax expense in the period of enactment.

Asta Funding, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2018	By: /s/ Bruce R. Foster
Bruce R. Foster Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.